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Media Release

Roche

03045232

RECD S.E.C.
DEC 1 5 2003
1086

SUPPL

Basel, 8 December 2003

Study of MabThera in aggressive non-Hodgkin's lymphoma in patients less than 60 years old halted two years early due to significant efficacy benefits

Roche, Genentech, and Biogen Idec have been informed that a study evaluating anti-cancer drug MabThera (rituximab) in combination with chemotherapy in patients with aggressive non-Hodgkin's lymphoma (NHL) has been halted early as it has met its primary efficacy endpoint two years earlier than expected. Initial results indicate that MabThera plus chemotherapy was significantly more effective in treating the disease than conventional chemotherapy alone.

The MInT* study, an international cooperative group phase III trial, evaluated MabThera in combination with chemotherapy in patients below 60 years of age with aggressive non-Hodgkin's lymphoma. A previous study has demonstrated survival benefit in patients over 60 years old. A pre-planned interim analysis of the study data by an independent Data and Safety Monitoring Committee (DSMC) showed a statistically significant improvement in time to treatment failure for patients receiving MabThera plus chemotherapy. Based on this encouraging result, the DSMC has recommended that the study be halted and the data analysed in full.

"The fact that the MInT study was stopped two years earlier than planned gives great hope to younger (below 60 years) patients with this life-threatening form of cancer," said William M. Burns, Head of Roche Pharmaceuticals Division. "We have already seen from the GELA* trial that elderly patients over 60 years achieved a significant survival benefit from eight cycles of MabThera plus chemotherapy - initial findings indicate that patients in the MInT study are also significantly benefiting from MabThera."

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About the study

The phase III study was conducted in 18 countries* and recruited previously untreated patients below 60 years of age with aggressive NHL. Patients were randomised to receive either MabThera in combination with chemotherapy, or chemotherapy alone. At the time the study was stopped, 326 patients were analysed for treatment efficacy. In this study, time to treatment failure was evaluated as the time from randomisation to the first failure, defined as documented insufficient therapeutic response, disease progression or death.

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defences to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

MabThera is indicated as a single-agent treatment for relapsed or refractory indolent NHL, and received European approval in March 2002 for the treatment of aggressive NHL in combination with CHOP chemotherapy. MabThera is known as Rituxan in the United States, Japan and Canada. More than 300,000 patients have been treated with MabThera worldwide to date.

Genentech and BiogenIdec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

Roche in Oncology

Within the last five years Roche has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented three marketed products with survival benefit; Herceptin, MabThera and Xeloda, treating a range of malignancies - breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy) , Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). Roche's cancer medicines generated sales of 4.5 billion Swiss francs in the first nine months of 2003.

Roche's products in development also promise survival benefit with Avastin. In a pivotal phase III study Avastin increased survival duration by 30% when combined with first-line chemotherapy for patients with advanced colorectal cancer.

Roche is developing new tests which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Sixteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes 12 biotechnology products in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labelling, press releases and additional information about the company, please visit www.biogenidec.com.

All trademarks used or mentioned in this release are legally protected.

Notes to editors:
1. MInT – MabThera International Trial
2. GELA – Groupe d'Etude des Lymphomes de l'adulte
3. Countries that participated in the study: Argentina, Australia, Austria, Brazil, Canada, Czech Republic, Denmark, Finland, France, Germany, Israel, Italy, Norway, Poland, Sweden, Switzerland, Spain, UK

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Roche

Basel, 8 December 2003

Breakthrough in Treatment of Indolent Non-Hodgkin's Lymphoma

Addition of MabThera to chemotherapy allows patients to remain free from disease longer

Roche, Genentech and Biogen Idec today announced results of a new phase III study that shows that treatment with eight cycles of MabThera (rituximab) in combination with conventional chemotherapy significantly prolongs time to treatment failure compared to chemotherapy alone in patients with indolent non-Hodgkin's lymphoma (NHL).

Indolent NHL is a serious but slow developing cancer of the lymphatic system and patients are prone to relapse after treatment. According to the study presented at the American Society of Hematology (ASH) meeting, the combination of MabThera plus CVP (cyclophosphamide, vincristine and prednisolone) chemotherapy has been shown to keep indolent NHL patients free from treatment failure nearly four times longer than CVP chemotherapy alone (average of 26 months vs. seven months). This allows patients to remain free from recurrence of this debilitating disease for a significantly longer period of time.

"MabThera may alter the natural history of indolent NHL, breaking the cycle of relapse and remission," commented William M. Burns, Head of Roche's Pharmaceuticals Division. "The combination of MabThera and CVP chemotherapy offers many patients the potential to enter a state of 'durable remission'."

The addition of MabThera to CVP chemotherapy nearly doubled freedom from disease progression (27 months vs. 15 months). Additionally, more patients treated with the combination of MabThera plus CVP chemotherapy responded to treatment, with the overall response rate being 81%, compared to 57%, and the complete response rate quadrupling to 41%, compared to 10%, for

patients receiving CVP chemotherapy alone. The safety of both regimens was comparable with no significant toxicity due to MabThera.

"These results represent a very major advance in the treatment of indolent NHL," commented Dr Robert Marcus of Addenbrookes Hospital, Cambridge, lead investigator of the study." By every criterion of effectiveness that we have measured, they show that the time the patient is free of disease has been markedly increased by the addition of MabThera to conventional chemotherapy. This is the first time that a non-toxic, well tolerated treatment has been added to chemotherapy with such a significant clinical benefit in this condition."

About the study

The multi-centre, phase III randomised study involved 321 patients from 11 countries* and compared a treatment regimen of MabThera plus CVP chemotherapy with CVP chemotherapy alone. Patients were previously untreated and were diagnosed with advanced stage, indolent (follicular) NHL. Of the 321 patients involved, 159 were randomised into the CVP chemotherapy group and 162 into the MabThera plus CVP chemotherapy treatment group.

Further supportive studies also presented at ASH

This is one of a number of studies presented at the ASH meeting demonstrating the potential benefit of adding MabThera to chemotherapy for previously untreated patients with indolent NHL. Myron Czuczman, M.D. of Roswell Park Cancer Center, presented follow-up data from a single phase II study of MabThera plus CHOP in 38 patients with indolent NHL. The data showed the median time to disease progression was reached at nearly seven years (82.3 months) after nine years of follow-up. In addition, Wolfgang Hiddemann, chairman of the German Low Grade Lymphoma Study Group (GLSG), presented results from a prospective randomised phase III study where the addition of MabThera to CHOP chemotherapy resulted in a significant increase of time to treatment failure compared to chemotherapy alone. 394 patients with follicular lymphoma, a subtype of indolent NHL, were included in this efficacy analysis.

About non-Hodgkin's lymphoma

Non-Hodgkin's lymphoma is more common than leukaemia with 1.5 million people worldwide living with the disease. NHL develops in lymphatic tissue, which is found in many areas of the body, including the lymph nodes, spleen, thymus gland, adenoid, tonsils and/or bone marrow. 55% of patients have the aggressive form of the disease, which, if left untreated, can be fatal within six months. The remaining 45% suffer from indolent, or low-grade NHL, and of these cases, 70% are estimated to be follicular. Indolent non-Hodgkin's lymphomas divide slowly and multiply in the

body, making initial diagnosis more difficult. Patients with indolent NHL may live for many years with the disease, but standard treatments cannot cure the condition.

Until now, the treatment options for patients have been standard chemotherapy regimens such as Chlorambucil, CVP or CHOP (cyclophosphamide, doxorubicin, vincristine, prednisone) chemotherapy, which have provided limited efficacy.

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defences to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

MabThera is indicated as a single-agent treatment for relapsed or refractory indolent NHL, and received European approval in March 2002 for the treatment of aggressive NHL in combination with CHOP chemotherapy. MabThera is known as Rituxan in the United States, Japan and Canada. More than 300,000 patients have been treated with MabThera worldwide to date.

Genentech and BiogenIdec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

Roche in Oncology

Within the last five years Roche has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented three marketed products with survival benefit; Herceptin, MabThera and Xeloda, treating a range of malignancies – breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (prevention of skeletal events in breast cancer and bone metastases patients, hypercalcemia of malignancy), Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma). Roche's cancer medicines generated sales of 4.5 billion Swiss francs in the first nine months of 2003.

Roche's products in development also promise survival benefit with Avastin. In a pivotal Phase III study Avastin increased survival duration by 30% when combined with first-line chemotherapy for

patients with advanced colorectal cancer.

Roche is developing new tests which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics.

Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Sixteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes 12 biotechnology products in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare.

Notes to editors:
*Australia, Belgium, Brazil, Canada, France, Israel, Poland, Portugal, Spain, Switzerland, U.K.

References:
1. Marcus R, Imrie K, Belch A, *et al.* Abstract #87. An International Multi-Centre, Randomized, Open-Label, Phase III Trial Comparing Rituximab Added to CVP Chemotherapy to CVP Chemotherapy Alone in Untreated Stage III/IV Indolent non-Hodgkin's lymphoma. Annual meeting of the American Society of Hematology, December 2003.
2. World Health Report 2000, World Health Organization, www.who.int.

Links:

About lymphoma: www.lymphomacoalition.org

About MabThera: www.roche.com

www.biogenidec.com

www.genentech.com

Roche

Investor Update

December 08, 2003 8:13 AM

Roche's CERA in cancer patients delivers rapid and sustained correction of anaemia at 3 week dosing intervals
Administration once every three weeks offers patients convenience and flexibility

First results from a phase I/II clinical study demonstrated that Roche's innovative new chemical entity CERA (Continuous Erythropoiesis Receptor Activator) delivers rapid and sustained increases in haemoglobin levels when given once every three weeks to multiple myeloma cancer patients. This ability to administer CERA once every three weeks may offer greater flexibility and convenience in the treatment of many patients with cancer-related anaemia by harmonizing their anaemia treatment with their chemotherapy regimen, which is often administered on an every three week cycle.

These results, presented during the annual meeting of the American Society of Haematology (ASH), add to the growing body of evidence supporting CERA's promise as the next generation anaemia agent. Phase III studies with CERA in oncology are poised to begin in the US and Europe later next year.

Dr John Glaspy, Professor of Medicine, UCLA, USA, commented, "Many patients receive chemotherapy regimens every three weeks. If the potential to deliver CERA once every three weeks is demonstrated this would offer patients the opportunity to coincide their anaemia management with their chemotherapy cycle. This would be a great convenience to patients and their caregivers, saving them additional travel time."

CERA is a Continuous Erythropoiesis Receptor Activator. Studies indicate that CERA has a unique activity at the receptor site. It is postulated this is related to its repeated and rapid attachment and dissociation from the receptor involved in triggering erythropoiesis (red blood cell formation) together with an extended serum half life. This results in more potent stimulation of erythropoiesis, both in magnitude and duration, compared to standard epoetins.

"This new data support the recent excellent results with CERA in anaemia patients and should provide cancer patients with the opportunity of anaemia management that matches their cancer treatment schedules," according to John Michailidis, Business Director, Roche. "The anaemia market in oncology, particularly in the US, is growing rapidly and this new data will help us with the global commercialization of CERA in this important indication."

About the study
Results presented at the ASH congress were from an open-label, exploratory, multi-centre, two stage, dose-escalation study to investigate the hemoglobin dose-response, pharmacokinetic and safety profile of CERA in patients with multiple myeloma-related anaemia receiving chemotherapy. Patients received CERA initially for 6 weeks with an option of an additional treatment period of up to 12 weeks. CERA was administered subcutaneously once every 3 weeks.

In stage I 26 patients were randomly assigned to receive: CERA 2.0 µg/kg (n=9), 3.5 µg/kg (n=8) or 5.0 µg/kg (n=9). Following completion of stage I, stage II was initiated with additional patients receiving CERA doses selected based on efficacy and safety data from stage I.
In stage II 38 patients were randomly assigned to receive: CERA 1.0 µg/kg (n=10), 4.2 µg/kg (n=10), 6.5 µg/kg (n=10) or 8.0 µg/kg (n=8) in a sequential manner. The main evaluation was the change in haemoglobin level from baseline to End Of Initial Treatment (EOIT).

Results demonstrated a dose-dependent hemoglobin response to CERA 1.0-4.2 µg/kg. CERA 3.5-8.0 µg/kg produced a mean increase in hemoglobin after 6 weeks of approximately 1.8 g/dL and around 60% of patients had a dose response of =2 g/dL. These elevated Hb levels were maintained or improved further during the 12 week extension period. CERA demonstrated a favourable safety profile across all treatment groups.

Phase II clinical study results with CERA in the renal setting were presented last month at the American Society of Nephrology Congress, San Diego, USA. CERA effectively increased haemoglobin at all studied doses, with increasing doses providing a more rapid response and extended dosing intervals not influencing the magnitude of the response.

Roche in anaemia
NeoRecormon (epoetin beta) is Roche's leading anaemia therapy for patients with kidney disease and cancer and it has been marketed for 12 years. In the renal segment, NeoRecormon is the European market leader. NeoRecormon also plays an increasingly important role in the management of anaemia in cancer patients. CERA is the most recent demonstration of Roche's commitment to anaemia management.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

References:

1.Henry D et al. CERA (Continuous Erythropoiesis Receptor Activator) produces a dose-related response in patients with multiple myeloma: an exploratory phase I/II dose escalation study. Poster, American Society of Hematology (ASH) 6-9 December in San Diego, USA1

End of Initial Treatment (EOIT), defined as completion of the core study period, transfusion or dose change.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team

F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14